UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner, Boston Scientific (“BSC”), has announced that it has completed enrollment in its ATLAS clinical trial. ATLAS is the first trial using Boston Scientific’s new LibertéTM coronary stent as a platform for its paclitaxel-eluting coronary stent system.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: February 22, 2005

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
February 22, 2005

ANGIOTECH PARTNER ANNOUNCES COMPLETION OF ENROLLMENT IN PIVOTAL CLINICAL TRIAL FOR NEXT-GENERATION PACLITAXEL-ELUTING CORONARY STENT SYSTEM

ATLAS study evaluating safety and efficacy of TAXUS® Liberté™

VANCOUVER, February 22, 2005 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“BSC”), announced today that it has completed enrollment in its ATLAS clinical trial. ATLAS is the first trial using Boston Scientific’s new LibertéTM coronary stent as a platform for its paclitaxel-eluting coronary stent system. TAXUS® LibertéTM is the next generation to Boston Scientific’s first paclitaxel-eluting coronary stent system, TAXUS™ Express2™, which is the worldwide leader in the coronary stent market today.

The ATLAS trial is a global, multicenter pivotal study designed to support U.S. Food and Drug Administration approval of the TAXUS Liberté stent system. It is assessing the safety and efficacy of a slow-release dose formulation paclitaxel-eluting TAXUS Liberté stent system for the treatment of coronary artery disease. ATLAS has enrolled 872 patients at 72 sites in the United States, Canada, Australia, New Zealand, Singapore and Hong Kong. The primary endpoint for the study is target vessel revascularization at nine months. Enrollment began in August 2004. In addition to the ATLAS trial, the TAXUS Liberté program includes several expansion studies for long lesion stenting, small vessel stenting and direct stenting of coronary lesions. The expansion studies are expected to begin enrollment in the next several weeks, as stated by BSC.

BSC received the CE Mark for the bare metal Liberté stent system in December 2003 and plans to launch the TAXUS Liberté system in Europe later this year. The TAXUS Liberté system was launched in 18 other international markets in January.

“I am very pleased that enrollment has concluded in this pivotal study so quickly,” said John Ormiston, M.D., Interventional Cardiologist, Mercy Hospital and Green Lane Cardiovascular Unit, Auckland, New Zealand, and Co-Principal Investigator of the ATLAS study. “We are excited about the potential for the new Liberté stent design to provide clinicians easier access to vessels indicated for drug-eluting stent treatment.”

The Liberté stent features the Veriflex™ stent design, a highly flexible cell geometry with thin struts and uniform cell distribution. BSC states that this new platform offers improved deliverability and conformability in challenging anatomy. It also features the enhanced TrakTip™ catheter tip, mounted on the Maverick2™ delivery catheter, which provides better lesion crossability. In addition, TrakTip has a low lesion-entry profile, which further improves crossability, BSC reports.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12